March 26, 2021

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention: David Gessert

Re:        Verona Pharma plc

Registration Statement on Form S-3

Filed March 19, 2021

Registration No. 333-254530

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on March 29, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Verona Pharma plc (the “Company”) or its counsel may request via telephone call to the staff. Please contact Peter Handrinos of Latham & Watkins LLP, counsel to the Company, at (617) 948-6060, or in his absence, Jennifer Yoon at (617) 880-4540, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Verona Pharma plc

By:	/s/ Claire Poll
Claire Poll
General Counsel

cc:         Peter N. Handrinos, Esq.